FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

WEALTH MINERALS LTD.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

June 23, 2005

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is June 23, 2005.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer closes non-brokered private placement of 1,000,000 units at $0.56 per unit.

Item 5.	Full Description of Material Change

The Issuer announces that it has closed the non-brokered private placement of 1,000,000 units (the “Units”) at a price of $0.56 per Unit, as originally announced May 4, 2005, raising gross proceeds of $560,000 (the “Offering”).  Each Unit consists of one common share (“Share”) and one-half common share purchase warrant (“Warrant”).  Each whole Warrant is exercisable for a period of 18 months to acquire one additional Share (“Warrant Share”) at a price of $0.80 per Warrant Share until December 23, 2006.

All of the securities issued in connection with the Offering, are subject to a hold period in Canada until October 24, 2005.

The following placees are considered members of a Pro Group:  Dean Duke (21,500 Units); Julie Catling (3,500 Units); Jasper Holdings Limited – Victoria Everett (50,000 Units); DEM Investments Ltd. – Ermenia Minicucci (50,000 Units); and Craig Roberts (30,000 Units.  Mr. Jerry Pogue a director of the Company subscribed for 30,000 Units.

The gross proceeds of the Offering are intended to be used to fund exploration programs on the Company’s Mackenzie Project in central British Columbia and working capital.  The Company will begin a work program on the Mackenzie Project in mid- to late-July, 2005.

None of the foregoing securities have been, nor will they be, registered with the U.S. Securities and Exchange Commission and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Unites States Securities Act of 1933 and any applicable State securities laws.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Gary Freeman – Vice President

Business Telephone No.:  (604) 331-0096

Item 9.	Date of Report

June 23, 2005